Exhibit 2

Oi S.A. - In Judicial Reorganization

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33 3 0029520-8

PUBLICLY-HELD COMPANY

FINAL SUMMARY VOTING CHART

Final voting chart of the Extraordinary General Shareholders’ Meeting held on September 17, 2018, at 11 a.m., at the headquarters of the Company, located at Rua do Lavradio, 71, Centro, in the City of Rio de Janeiro, RJ, including votes cast through distance voting ballots

Item	Description of the Resolution	Resolution	In Favor	Contrary	Abstention
(1)	To ratify the election of the Consensual Sheet indicated by the Company's management for the composition of the New Board of Directors, pursuant to Clause 9.3 and subclauses of the Company’s Judicial Reorganization Plan.	Approved	1,214,273,827	69,334	543,725,534
	% of the valid votes	-	99.99%	0.01%	-
(1.1)	Election of one of the members of the Consensual Board to hold the position of Chairman of the Board of Directors, in accordance with Article 24 of the Bylaws.:		In Favor votes
	Eleazar de Carvalho Filho	Elected	1,156,836,552
	Henrique José Fernandes Luz		3,385
	José Mauro Mettrau Carneiro da Cunha		30
	Marcos Bastos Rocha		230
	Marcos Duarte Santos		561
	Marcos Grodetzky		28,999
	Maria Helena dos Santos Fernandes de Santana		25
	Paulino do Rego Barros Jr		99
	Ricardo Reisen de Pinho		19,304
	Rodrigo Modesto de Abreu		169
	Wallim Cruz de Vasconcellos Junior		17,579,919
2.	To approve the amendment to Article 5 of the Bylaws, in view of the partial approval of the Capital Increase - Capitalization of Credits, pursuant to Clause 4.3.3.5 of the Company’s Judicial Reorganization Plan, by the Board of Directors on July 20, 2018	Approved	1,151,034,004	61,208	606,973,484
	% of the valid votes	-	99.99%	0.1%	-
3.	To approve the proposed amendment to the Company’s authorized capital limit, with the consequent alteration of Article 6 of the Bylaws.	Approved	1,151,036,655	59,412	606,972,628
	% votos válidos	-	99.99%	0.1%	-
4.	To approve the proposed amendment to the new Article in the Section “ Final and Transitory Provisions” of the Bylaws in order to adapt the Bylaws to the provisions of the Company’s Judicial Reorganization Plan with respect to the composition of the New Board of Directors.	Approved	1,217,845,831	65,308	540,157,556
	% of the valid votes	-	99.99%	0.1%	-
5.

To approve the broad reform of the Bylaws, as amended by the Management Proposal, among which the following should be highlighted: (a) the termination of the positions of alternate members of the Board of Directors; (b) the adjustment of certain rules for the election of the Chairman and the Vice-Chairman of the Board of Directors; (c) the adjustment of certain rules of disability or temporary absence of the Chairman of the Board of Directors; (d) the adjustment of certain powers of the Board of Directors; (e) the adjustment of the rules regarding the creation of Advisory Committees by the Board of Directors; and (f) the adjustment of the rules related to the transfer of control of the Company, cancellation of the company’s registration as a publicly-held company and the removal from the special listing segments of B3.

		Approved	1,217,835,781	76,511	540,156,403
	% of the valid votes	-	99.99%	0.1%	-